SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)

America Online Latin America, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

02365B100

(CUSIP Number)

Joan Burton Jensen, Esq.
Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Telephone: (305) 442-3452

Copy to:

Robert Spring, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
Telephone: (212) 530-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Page 1 of 18 pages

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aspen Investments LLC 52-2311497

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,670,886
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,670,886

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.2%(1)

(14)	TYPE OF REPORTING PERSON
CO

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 17,947,646 shares of Class A Common Stock owned by Aspen) as of January 13, 2003 based on information provided to the Reporting Persons by AOL-LA, (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, and (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,666 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis.

Page 2 of 18 pages

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atlantis Investments LLC 52-2311490

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,743,108
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,743,108

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%(1)

(14)	TYPE OF REPORTING PERSON
CO

  (1)   For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 17,947,646 shares of Class A Common Stock owned by Atlantis) as of January 13, 2003 based on information provided to the Reporting Persons by AOL-LA, (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, and (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Atlantis has voting power are immediately convertible on a one-for-one basis.

Page 3 of 18 pages

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gustavo A. Cisneros

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Venezuela

	(7)	SOLE VOTING POWER
NUMBER OF		60,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,670,886
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		60,000

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,730,886

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.2%(1)

(14)	TYPE OF REPORTING PERSON
IN

  (1)   For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 17,947,646 shares of Class A Common Stock owned by Aspen) as of January 13, 2003 based on information provided to the Reporting Persons by AOL-LA, (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,666 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Gustavo A. Cisneros.

Page 4 of 18 pages

CUSIP NO. 02365B100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ricardo J. Cisneros

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Venezuela

	(7)	SOLE VOTING POWER
NUMBER OF		60,000
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		57,743,108
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		60,000

	(10)	SHARED DISPOSITIVE POWER
57,454,220

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,803,108

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.3%(1)

(14)	TYPE OF REPORTING PERSON
IN

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,135,137 shares of Class A Common Stock outstanding (including 17,947,646 shares of Class A Common Stock owned by Atlantis) as of January 13, 2003 based on information provided to the Reporting Persons by AOL-LA, (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Ricardo J. Cisneros.

Page 5 of 18 pages

     Aspen Investments LLC, a Delaware limited liability company (“Aspen”), Atlantis Investments LLC, a Delaware limited liability company (“Atlantis", and, together with Aspen, “ODC”), Gustavo A. Cisneros (“GAC”), and Ricardo J. Cisneros (“RJC”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 6 (“Amendment No. 6”) to amend and supplement the statement on Schedule 13D originally filed on August 21, 2000 and amended on August 24, 2000 (“Amendment No. 1”), January 10, 2001 (“Amendment No. 2”) and March 8, 2001 (“Amendment No. 3”), further amended and restated in its entirety on April 20, 2001 (“Amendment No. 4”), and further amended on October 16, 2002 (“Amendment No. 5”) (as previously so amended, the “Statement”), with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of America Online Latin America, Inc., a Delaware corporation (“AOL-LA”). As provided in the Joint Filing Agreement filed as Exhibit No. 1 to Amendment No. 3, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 6 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 6 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last four paragraphs thereof:

     On January 10, 2003, Aspen converted 14,254,089 shares of Series C Preferred Stock into 14,254,089 shares of Class C Common Stock, and immediately thereafter converted all of such shares of Class C Common Stock into 14,254,089 shares of Class A Common Stock (the “First Aspen Conversion”). On January 10, 2003, Atlantis converted 14,254,088 shares of Series C Preferred Stock into 14,254,088 shares of Class C Common Stock, and immediately thereafter converted all of such shares of Class C Common Stock into 14,254,088 shares of Class A Common Stock (the “First Atlantis Conversion” and, together with the First Aspen Conversion, the “First ODC Conversion”).

     On January 13, 2003, Aspen converted 1,693,557 shares of Series C Preferred Stock into 1,693,557 shares of Class C Common Stock, and immediately thereafter converted all of such shares of Class C Common Stock into 1,693,557 shares of Class A Common Stock (the “Second Aspen Conversion”). On January 13, 2003, Atlantis converted 1,693,558 shares of Series C Preferred Stock into 1,693,558 shares of Class C Common Stock, and immediately thereafter converted all of such shares of Class C Common Stock into 1,693,558 shares of Class A Common Stock (the “Second Atlantis Conversion” and, together with the Second Aspen

Page 6 of 18 pages

Conversion, the “Second ODC Conversion”). The First ODC Conversion and the Second ODC Conversion are collectively referred to herein as the “ODC Conversion.”

     The ODC Conversion was made in response to a request received from AOL-LA that ODC convert a sufficient number of shares of preferred stock into shares of Class A Common Stock to assist AOL-LA in its efforts to remain listed on the Nasdaq SmallCap Market (the “SmallCap Market”). A similar request was made to AOL, and AOL converted 32,328,736 shares of Series B Preferred Stock ultimately into 32,328,736 shares of Class A Common Stock on January 10, 2003, and 3,387,115 shares of Series B Preferred Stock ultimately into 3,387,115 shares of Class A Common Stock on January 13, 2003.

     The ODC Conversion reduces the number of shares of Series C Preferred Stock required to be owned by ODC and its wholly owned affiliates and employees in order to avoid a “Class C Triggering Event” (as defined in the Charter) by the number of shares of Series C Preferred Stock so converted.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the last nine paragraphs thereof and adding the following in lieu thereof:

     The ODC Conversion was made in response to a request received from AOL-LA that ODC convert a sufficient number of shares of preferred stock into shares of Class A Common Stock to assist AOL-LA in its efforts to remain listed on the SmallCap Market.

     The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Second Amended and Restated Stockholders’ Agreement, reserve the right to (i) acquire additional securities of AOL-LA, in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board of Directors and controlling stockholders of AOL-LA; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with the Board of Directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 6, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Stockholders’ Agreement, the Second Amended and Restated Stockholders’ Agreement, the AOL-ODC Registration Rights

Page 7 of 18 pages

Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itaú Registration Rights Agreement, the Stock Purchase Agreement, the Certificate of Designation, the Voting Agreement, the AOL-LA Charter and By-laws , the AOL Voting Agreement, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 5, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of this Statement is hereby amended and restated in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of January 13, 2003, based on information provided to ODC by AOL-LA, there were 135,135,137 shares of Class A Common Stock outstanding. No shares of AOL-LA’s Class B Common Stock or Class C Common Stock were outstanding.

     As of the date hereof, Aspen and GAC each beneficially owns (i) 17,947,646 shares of Class A Common Stock held by Aspen, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 39,506,574 shares of Series C Preferred Stock held by Aspen and (y) 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share basis. All of the equity interest in Aspen is indirectly owned by a trust established by GAC primarily for the benefit of himself and/or members of his family. In addition, GAC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock.

     As of the date hereof, Atlantis and RJC each beneficially owns (i) 17,947,646 shares of Class A Common Stock held by Atlantis, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 39,506,574 shares of Series C Preferred Stock held by Atlantis and (y) 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share basis. All of the equity interest in Atlantis is indirectly owned by a trust established by RJC primarily for the benefit of himself and/or members of his family. In addition, RJC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock.

     Aspen has the shared power to vote 57,670,886 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Aspen, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, and (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred

Page 8 of 18 pages

Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. GAC has the power to vote 57,730,886 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Aspen, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by GAC. All of GAC’s voting power is shared with Aspen, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by GAC (assuming the exercise of such options).

     Atlantis has the shared power to vote 57,743,108 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Atlantis, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, and (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. RJC has the power to vote 57,803,108 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Atlantis, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by RJC. All of RJC’s voting power is shared with Atlantis, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by RJC (assuming the exercise of such options).

     Aspen has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen). Through his control of Aspen, GAC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Atlantis has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis). Through his control of Atlantis, RJC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Aspen would beneficially own 57,670,886 shares of Class A Common Stock in the aggregate, or approximately 30.2% of the 190,806,023 shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the 11% senior convertible notes of AOL-LA currently owned

Page 9 of 18 pages

by AOL Time Warner (the “AOLTW Notes”), and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Aspen would beneficially own approximately 15.7% of the 366,471,514 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, GAC would beneficially own 57,730,886 shares of Class A Common Stock in the aggregate, or approximately 30.2% of the 190,866,023 shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, GAC would beneficially own approximately 15.8% of the 366,471,514 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Atlantis would beneficially own 57,743,108 shares of Class A Common Stock in the aggregate, or approximately 30.3% of the 190,878,245 shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Atlantis would beneficially own approximately 15.8% of the 366,471,514 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, RJC would beneficially own 57,803,108 shares of Class A Common Stock in the aggregate, or approximately 30.3% of the 190,938,245 shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, RJC would beneficially own approximately 15.8% of the 366,471,514 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Second Amended and Restated Stockholders’ Agreement, the AOL Voting Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as described in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the AOL Group. As of the date hereof, the AOL Group beneficially owns (i) 40,169,780 shares of Class A Common Stock, (ii) 79,840,676 shares of Series B Preferred Stock, which represents all of such Series B Preferred Stock outstanding, (iii) currently exercisable options to purchase 300,000 shares of Class A Common Stock, (iv) 55,015,749 shares of Class A Common Stock that are issuable upon

Page 10 of 18 pages

conversion, directly or indirectly, of both the AOLTW Notes and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on such Notes, and (v) warrants to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class B Common Stock or Class A Common Stock. Shares of Series B Preferred Stock are convertible into Class B Common Stock at any time, on a one share for one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, on a one share for one share basis. As of the date hereof, the AOL Group beneficially owns an aggregate of 191,867,455 shares of Class A Common Stock, or approximately 52.4% of the 366,471,514 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the AOL Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Banco Itaú Registration Rights Agreement ( as defined in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itaú Reporting Persons. As of the date hereof, the Banco Itaú Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 9.8% of the 366,471,514 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itaú Reporting Persons.

     Other than as set forth in this Statement, to the best of the Reporting Persons’ knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, by any subsidiary or affiliate of the Reporting Persons.

     References to, and descriptions of, the Second Amended and Restated Stockholders’ Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itaú Registration Rights Agreement, the AOL Voting Agreement and the Conversion Voting Agreement, are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 5, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last nine paragraphs thereof and adding the following in lieu thereof:

Page 11 of 18 pages

     ODC entered into a Preferred Stock Conversion Agreement with each of AOL and AOL-LA, dated as of October 3, 2002 (as amended from time to time, the “Conversion Agreement”), pursuant to which ODC and AOL were obligated to convert a certain number of their shares of Series C Preferred Stock and Series B Preferred Stock, as applicable, into shares of Class A Common Stock, subject to certain conditions. No conversion of Series C Preferred Stock or Series B Preferred Stock, however, was or will be required under the Conversion Agreement because on the date on which any conversion thereunder was to have occurred, the closing bid price of the Class A Common Stock exceeded the threshold below which any conversion would have been required. The ODC Conversion (discussed in greater detail in Item 4) was not related to or required by the Conversion Agreement.

     In connection with the Conversion Agreement, ODC, AOL and AOLTW entered into a voting agreement pursuant to which each agreed to vote in favor of a charter amendment to reduce their respective C Stock and B Stock ownership thresholds (below which they lose their preferred stock class rights) by the number of shares of preferred stock that are converted into Class A Common Stock at the request of AOL-LA in order to meet the continued listing requirements of the NASDAQ Stock Market. The charter amendment also provides that upon a sale or transfer by ODC or AOL to any person other than their respective wholly-owned affiliates (as defined in the Charter) of Class A Common Stock in an amount which exceeds the amount of Class A Common Stock previously acquired or acquired at any time in the future by ODC or AOL, as the case may be, other than through the conversion of C Stock or B Stock, as applicable, the required ownership thresholds of ODC or AOL, as the case may be, will increase on a one-for-one basis until such threshold reaches its original amount. This charter amendment was filed with the Secretary of State of the State of Delaware on December 23, 2002 and is attached hereto as Exhibit 17.

     References to, and descriptions of, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the AOL Voting Agreement, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 5, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons’ knowledge, except as described in the Statement and this Amendment No. 6, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following Exhibit thereto:

Exhibit Number	Description

17	Certificate of Amendment of Fourth Restated Certificate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of the State of Delaware on December 23, 2002.

Page 12 of 18 pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN INVESTMENTS LLC

Date: January 17, 2003	By: /s/ Cristina Pieretti

Title: Executive Vice President

ATLANTIS INVESTMENTS LLC

Date: January 17, 2003	By: /s/ Cristina Pieretti

Title: Executive Vice President

Date: January 17, 2003	/s/ Gustavo A. Cisneros

Gustavo A. Cisneros

Date: January 17, 2003	/s/ Ricardo J. Cisneros

Ricardo J. Cisneros

Page 13 of 18 pages

Schedule I

     Addresses of the AOL Group Reporting Persons and Banco Itaú Reporting Persons

AOL Time Warner
75 Rockefeller Plaza
New York, NY 10019

America Online, Inc.
22000 AOL Way
Dulles, VA 20166

Banco Itaú, S.A.
176 Rua Boa Vista
Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itaú Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close –P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itaú, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close –P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Page 14 of 18 pages

Exhibit Index

Exhibit Number	Description

17	Certificate of Amendment of Fourth Restated Certificate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of the State of Delaware on December 23, 2002.

Page 15 of 18 pages

Exhibit 17

CERTIFICATE OF AMENDMENT OF
FOURTH RESTATED CERTIFICATE OF INCORPORATION
OF
AMERICA ONLINE LATIN AMERICA, INC.

It is hereby certified that:

     1.     The name of the corporation (hereinafter called the “Corporation”) is America Online Latin America, Inc.

     2.     The Board of Directors of the Corporation at a meeting duly held, adopted a resolution proposing and declaring advisable the amendment (the “Amendment”) to the Fourth Restated Certificate of Incorporation of the Corporation as indicated below.

     3.     The stockholders of the Corporation at a special meeting duly held, approved the Amendment.

     4.     The Fourth Restated Certificate of Incorporation of the Corporation filed on August 6, 2002 is hereby amended by:

     (A)  striking out Clause (b)(iii)(C) of Article FOURTH thereof and by substituting in lieu of said Clause (b)(iii)(C) of said Article the following new Clause:

"(C) If at any time AOL, its Wholly Owned Affiliates and its Employees own less than 50,929,167 (the “Class B Trigger Amount”) shares of Class B Common Stock in the aggregate (including shares of Class B Common Stock issuable directly or indirectly upon conversion, exercise or exchange of (i) then outstanding shares of any Series B Preferred Stock, (ii) then outstanding 11% Senior Convertible Notes (the “Initial Notes”) issued under the Note Purchase Agreement dated as of March 8, 2002 between the Corporation and AOLTW (as amended, supplemented, or modified or restated from time to time (the “Note Purchase Agreement”)) or 11% Senior Convertible Notes issued as interest on the Initial Notes or any other 11% Senior Convertible Notes (collectively, the “PIK Notes”; together with the Initial Notes, the “Notes”), or (iii) any other securities convertible into or exchangeable or exercisable for, directly or indirectly, Class B Common Stock (other than the warrant issued to AOL dated August 7, 2000 to purchase 16,541,250 shares of Series B Preferred Stock, but including any shares, directly or indirectly issued upon the exercise thereof), and as adjusted to negate any reduction in the number of shares of Class B Common Stock and/or Series B Preferred Stock owned by AOL resulting from the admission of a Strategic Partner approved by the Special Committee pursuant to Article FIFTH, Clause (d) and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction) (a “Class B Triggering Event”), then each share of Class B Common Stock then issued and outstanding, including shares issuable upon the conversion of Series B Preferred Stock in connection with the occurrence of the Class B Triggering Event, shall thereupon be converted automatically as of such date into one (1) fully paid and non-assessable share of Class A Common Stock. Notwithstanding the foregoing, the Class B Trigger Amount shall be reduced by the number equal to (X) the number of shares of Class A Common Stock converted from Series B Preferred Stock after, and in accordance with, written notice from the Corporation to AOL, in order to meet any initial listing or continued listing requirements of the NASDAQ SmallCap Market or the NASDAQ National Market, minus (Y) the positive number, if any, equal to (I) the number of shares of Class A Common Stock transferred by AOL (or any Wholly Owned Affiliate of AOL) to any Person other than AOL or a Wholly Owned Affiliate of AOL (not including any pledge, hypothecation or other similar financing transaction of Class A Common Stock by AOL or any Wholly Owned Affiliate of AOL so long as AOL or such Wholly Owned Affiliate continues to have the sole and exclusive authority and right to vote the shares subject to such pledge,

Page 16 of 18 pages

hypothecation or other financing transaction) minus (II) the aggregate number of shares of Class A Common Stock acquired by AOL at any time (including such shares owned on December 23, 2002) other than through the conversion of Series B Preferred Stock; provided, however, that at no time shall the Class B Trigger Amount exceed 50,929,167 (equitably adjusted for any stock split, stock dividend, rever se stock split, reclassification or similar transaction); provided, further, that any shares of Class A Common Stock owned by a Wholly Owned Affiliate of AOL that ceases to be a Permitted Transferee of AOL shall also be included in the calculation of the number established by such clause (Y)(I). Notwithstanding the foregoing, if any Person files a Certificate of Ownership and Merger pursuant to Section 253 of the GCL causing such Person to merge with or into the Corporation, then immediately prior to the effectiveness of such merger, the adjustment to the Class B Trigger Amount provided for in the foregoing sentence shall be of no force or effect; provided, however, that the adjustment to the Class B Trigger Amount made pursuant to the foregoing sentence shall be equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction. Upon the determination by the Corporation that such automatic conversion has occurred, notice of such automatic conversion shall be given by the Corporation as soon as practicable thereafter by means of a press release and written notice to all holders of Class B Common Stock, and the Secretary of the Corporation shall be instructed to, and shall promptly, request from each holder of Class B Common Stock that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share of Class B Common Stock to the Corporation for exchange hereunder, together with instruments of transfer, in form satisfactory to the Corporation and the Transfer Agent, duly executed by such holder or such holder’s duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Article FOURTH, Clause (b)(iii)(H) below. The Corporation, shall, upon the written request at any time by AOL or any Wholly Owned Affiliate of AOL, furnish or cause to be furnished to AOL or such Wholly Owned Affiliate a certificate setting forth the Class B Trigger Amount at such time and the calculation required by this Article FOURTH Clause (b)(iii)(C) upon which the then current Class B Trigger Amount was determined. Effective upon a Class B Triggering Event, the term of any then serving Class B Directors shall terminate, and the size of the Board and any committee of the Board on which any such director serves shall be decreased by the number of Class B Directors then serving thereon.”

     (B)  striking out Clause (b)(iii)(D) of Article FOURTH thereof and by substituting in lieu of said Clause (b)(iii)(D) of said Article the following new Clause:

"(D) If at any time ODC, its Wholly Owned Affiliates, members of the Cisneros Family and ODC Employees own less than 49,930,955 (the “Class C Trigger Amount”) shares of Class C Common Stock in the aggregate (including shares of Class C Common Stock issuable directly or indirectly upon conversion, exercise or exchange of (i) then outstanding shares of Series C Preferred Stock, or (ii) any other securities convertible into or exchangeable or exercisable for, directly or indirectly, Class C Common Stock, and as adjusted to negate any reduction in the number of shares of Class C Common Stock and/or Series C Preferred Stock owned by ODC resulting from the admission of a Strategic Partner approved by the Special Committee pursuant to Article FIFTH, Clause (d) and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction) (a “Class C Triggering Event”), then each share of Class C Common Stock then issued and outstanding, including shares issuable upon the conversion of Series C Preferred Stock in connection with the occurrence of the Class C Triggering Event, shall thereupon be converted automatically as of such date into one (1) fully paid and non-assessable share of Class A Common Stock. Notwithstanding the foregoing, the Class C Trigger Amount shall be reduced by the number equal to (X) the number of shares of Class A Common Stock converted from Series C Preferred Stock after, and in accordance with, written notice from the Corporation to ODC, in order to meet any initial listing or continued listing requirements of the NASDAQ SmallCap Market or the NASDAQ National Market, minus (Y) the positive number, if any, equal to (I) the number of shares of Class A Common Stock transferred by ODC (or any Wholly Owned Affiliate of ODC) to any Person other than ODC or a

Page 17 of 18 pages

Wholly Owned Affiliate of ODC (not including any pledge, hypothecation or other similar financing transaction of Class A Common Stock by ODC or any Wholly Owned Affiliate of ODC so long as ODC or such Wholly Owned Affiliate of ODC continues to have the sole and exclusive authority and right to vote the shares subject to such pledge, hypothecation or other financing transaction) minus (II) the aggregate number of shares of Class A Common Stock acquired by ODC at any time (including shares owned on December 23, 2002) other than through the conversion of Series C Preferred Stock; provided, however, that at no time shall the Class C Trigger Amount exceed 49,930,955 (equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction); provided, further, that any shares of Class A Common Stock owned by a Wholly Owned Affiliate of ODC that ceases to be a Permitted Transferee of ODC shall also be included in the calculation of the number established by such clause (Y)(I). Notwithstanding the foregoing, if any Person files a Certificate of Ownership and Merger pursuant to Section 253 of the GCL causing such Person to merge with or into the Corporation, then immediately prior to the effectiveness of such merger, the adjustment to the Class C Trigger Amount provided for in the foregoing sentence shall be of no force or effect; provided, however, that the adjustment to the Class C Trigger Amount made pursuant to the foregoing sentence shall be equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction. Upon the determination by the Corporation that such automatic conversion has occurred, notice of such automatic conversion shall be given by the Corporation as soon as practicable thereafter by means of a press release and written notice to all holders of Class C Common Stock, and the Secretary of the Corporation shall be instructed to, and shall promptly, request from each holder of Class C Common Stock that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share of Class C Common Stock to the Corporation for exchange hereunder, together with instruments of transfer, in form satisfactory to the Corporation and the Transfer Agent, duly executed by such holder or such holder’s duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Article FOURTH, Clause (b)(iii)(H) below. The Corporation, shall, upon the written request at any time by ODC or any Wholly Owned Affiliate of ODC, furnish or cause to be furnished to ODC or such Wholly Owned Affiliate a certificate setting forth the Class C Trigger Amount at such time and the calculation required by this Article FOURTH Clause (b)(iii)(D) upon which the then current Class C Trigger Amount was determined. Effective upon a Class C Triggering Event, the term of any then serving Class C Directors shall terminate, and the size of the Board and any committee of the Board on which any such director serves shall be decreased by the number of Class C Directors then serving thereon.”

     5.     The amendment of the restated certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed this 23rd day of December, 2002.

By: /s/ Michelle Tomlinson

Name: Michelle Tomlinson Title: Assistant Secretary

Page 18 of 18 pages